

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

April 1, 2008

Via Facsimile (212) 455-2502 and U.S. Mail

John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Re: **The Phoenix Companies, Inc.**
     Additional Definitive Soliciting Materials
     Filed March 28, 2008
     File Number 001-16517

Dear Mr. Finley:

We have the following comments on your filing.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Therefore:

    - Please confirm that in future soliciting materials you will characterize references to the dissidents' agenda (third bullet point of your letter to security holders) and the dissidents' failure to understand your business (fourth bullet point) as your opinion.

    - Please provide us support for your statements regarding the magnitude of the expense cuts the dissidents "are demanding" (fifth bullet point).

    - Please provide us support for your "fear" in connection with your estimation of the expense cuts referred to above (fifth bullet point).

    - Please provide us support for your disclosure that "Oliver Press' rhetoric is providing ammunition for our competitors" (eighth bullet point).

2. We note your characterization of the dissidents' references to Ms. Young's compensation "earned …over 27 years" as designed to "make her pay look outsized." Please confirm that all future references to Ms. Young's compensation clearly delineate compensation earned by her as CEO and compensation earned prior to her appointment as CEO.

Closing Comments

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions